THOMPSON DESIGNS, INC.
3315 EAST RUSSELL ROAD, SUITE A-4 129
LAS VEGAS, NEVADA 89120

December 30, 2010

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Manufacturing and Construction
100 F. Street, N.E.
Washington, D.C. 20549-4631

Attn:       Jay E. Ingram, Legal Branch Chief

Re:          Thompson Designs, Inc.
Registration Statement on Form S-1/A (Amendment No. 3)
Filed December 20, 2010
File No. 333-170155

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thompson Designs, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 5:00 p.m. Eastern Standard Time on Monday, January 3, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Thompson Designs, Inc.

By: /s/ Kade Thompson
       Kade Thompson, President and CEO